300 North LaSalle

Chicago, Illinois 60654

H. Kurt von Moltke, P.C.
To Call Writer Directly:	(312) 862-2000	Facsimile:
(312) 862-2295		(312) 862-2200
kvonmoltke@kirkland.com	www.kirkland.com

November 16, 2010

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:       Russell Mancuso

Joseph McCann

Re:                             KEMET Corporation

Amendment No. 1 to Registration Statement on Form S-3

(SEC File No. 333-170073), filed October 21, 2010

Gentlemen:

KEMET Corporation, a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 1 to its Registration Statement on Form S-3 (“the Amendment”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated November 12, 2010, from the staff of the Securities and Exchange Commission (the “Staff”).  The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics).  For your convenience, copies of Amendment No. 1 are enclosed, and have been marked to show changes from the Registration Statement on Form S-3 filed on October 21, 2010 (the “Registration Statement”).  Where applicable, we have referenced in the Company’s responses the appropriate page number of the prospectus set forth in the Amendment (the “Prospectus”).  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

Registration Fee Table

1.              We refer to your Current Report on Form 8-K dated November 5, 2010 which indicates that you effected a reverse stock-split. Please update the fee table to reflect the number of shares registered in the offering and revise all other share totals in the registration statement, as appropriate.

Response:  In response to the Staff’s comment, the Company has revised the fee table and has updated all share totals in the Prospectus to give effect to the reverse stock-split effective November 5, 2010 (the “Reverse Stock Split”).

Selling Stockholder, page 11

2.                                      Given the nature and size of the transaction being registered, advise the staff of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).  It is unclear whether the “warrant” transaction is in substance an agreement with the holder of the warrant to permit it to participate in a subsequent distribution on behalf of the registration.  Please include in your response an analysis that addresses the following:

•                  The consideration that you received for the issuance of the warrants and how you determined the value of the consideration and the value of the warrants.

•                  The total number of shares that you may issue to the selling shareholder under all outstanding agreements.

•                  The total number of shares that may be acquired by the selling shareholder expressed as a percentage of the number of your currently outstanding shares held by non-affiliates.

•                  A comparison of:

•                  the number or shares registered for resale by the selling shareholder or affiliates of the selling shareholder in prior registration statements;

•                  the number of shares registered for resale by the selling shareholder or affiliates of the selling shareholder that continue to be held by the selling shareholder or affiliates of the selling shareholder; and

•                  the number of shares that have been sold in registered resale transactions by the selling shareholder or affiliates of the selling shareholder.

•                  The nature of “certain losses” mentioned at the bottom of page 11 for which you are obligated to indemnity the selling shareholder.  Also tell us which section of which exhibit governs this indemnification obligation.

Please also provide in your response an analysis of whether you are eligible to conduct a primary offering using Form S-3.

Response:  The Company hereby respectfully advises the Staff that it has determined that the offering of up to 10,000,000 shares of its common stock (the “Common Stock”), which are subject to issuance upon exercise of a currently outstanding and exercisable warrant (the “Platinum Warrant”) held by the selling security holder, K Equity, LLC (“K Equity”), a portion of which will be sold to and exercised by the underwriters in connection with their sale of the underlying shares, is a “secondary” offering appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). The Division of Corporation Finance Securities Act Forms Compliance and Disclosure Interpretation (C&DI) Question 612.09 provides that the analysis of whether an offering is a secondary offering should include consideration of “how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” The Company believes that an analysis of these factors in the context of the offers and sales contemplated by the Registration Statement, as set forth in more detail below, indicates that such offering is appropriately characterized as a secondary offering and, therefore is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Rule 415(a)(1)(i) permits issuers to register securities for an offering to be made on a continuous or delayed basis in the future, provided that the Registration Statement pertains only to “[s]ecurities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” The Registration Statement pertains only to such securities.

A.            The Registered Shares are Not Being Offered or Sold “By” the Company

The Company respectfully advises the Staff that the shares being registered in the Registration Statement will not be offered or sold “by” the Company.  K Equity is the only selling securityholder. K Equity is not a subsidiary of the Company or a person of which the Company is a subsidiary. Accordingly, the offers and sales being registered in the Registration Statement will not be “by” the Company or such other entities. The Prospectus indicates on page 11 that the Company will not receive any of the proceeds from the sale of the shares of common stock offered and sold pursuant to the prospectus.

B.            The Registered Shares are Not Being Offered or Sold “on Behalf of” the Company

The selling securityholder acquired the Platinum Warrant in connection with the entry into a credit facility (as subsequently amended and restated, the “Platinum Credit

Facility”) in May 2009 with K Financing, LLC (“K Financing”).  The Platinum Warrant and K Financing’s rights under the Investor Rights Agreement were subsequently transferred by K Financing to K Equity.  Each of K Financing and K Equity are affiliates of Platinum Equity Capital Partners II, L.P. (“Platinum”) The issuance of the Platinum Warrant was a closing condition required by the credit agreement governing the Platinum Credit Facility. In response to the first bullet point in the Staff’s comment above the consideration for the warrants was K Financing’s agreement to enter into the Platinum Credit Facility on the terms set forth therein.  The Company believes that the terms of the Platinum Credit Facility were more favorable than the market terms at that time for similar financings provided to similarly situated borrowers.  The Company believes that it was able to obtain these favorable terms primarily due to the issuance of the Platinum Warrant.  If the Company had not provided the Platinum Warrant, K Financing would not have entered into the Platinum Credit Facility.  No additional consideration was received by the Company for the Platinum Warrant.  The Company, using, among other things a Black-Scholes option pricing model, after the issuance of the warrant in 2009 ascribed a value to the warrants of $31.4 million upon issuance and the Platinum Warrant was recorded on the Company’s balance sheet at that amount.  The initial exercise price and other terms of the warrant were determined based on  extensive arm’s length negotiations between the Company and Platinum, and took into account, among other things, the then-current and recent stock price and financial condition of the Company.

In addition to the Platinum Warrant, the Company entered into the Investor Rights Agreement with K Financing and the Corporate Advisory Services Agreement with Platinum Equity Advisors, LLC (an affiliate of K Financing and K Equity) as conditions to the closing of the Platinum Credit Facility.  The terms of the Platinum Credit Facility, Platinum Warrant, Investor Rights Agreement and Corporate Advisory Services Agreement were each established as a result of arms-length negotiations between the Company and K Financing. The Investor Rights Agreement included representations by the investor that (i) it was acquiring an interest in the Company for its own account and not on behalf of others, and (ii) it had such knowledge and expertise in financial and business matters and that it was capable of evaluating the merits and risk of its investment in the Common Stock. The Investor Rights Agreement provides K Equity with up to three demand registration rights as well as piggyback registration rights with respect to any registration statement the Company files for its own account or for the account of another holder of our common stock.  The Registration Statement was filed to satisfy a demand registration request by K Equity pursuant to such agreement.

In response to the second bullet point in the Staff’s comment above, the total number of shares that the Company may issue to K Equity pursuant to all outstanding agreements is 26,848,484 shares, giving effect to the Reverse Stock Split (and subject to future adjustments if applicable to reflect stock splits, stock dividends, reclassifications and similar matters), all of which constitute shares issuable upon exercise of the Platinum Warrant. There are no other agreements that provide for the issuance of additional shares to K Equity or its affiliates.  In addition, the Investor Rights Agreement provides K Equity with certain preemptive rights that allow K Equity to purchase, at the same price and on the same terms as are offered to any other person, shares of the Common Stock or securities exercisable for or convertible into shares of the Common Stock, to maintain K Equity’s beneficial ownership percentage of the Common Stock.  K Equity negotiated for and received this preemptive right so that it could have the option to make further investments in the Company under certain circumstances. This type of provision is consistent with K Equity’s status as an investor in the Company, and is not consistent with terms typically requested by underwriters.

In response to the third bullet point in the Staff’s comment above, upon exercise of the Platinum Warrant in full on a cash basis, K Equity would be able to acquire up to 99% of the number of currently outstanding shares held by non-affiliates (i.e., approximately 49.9% of our fully-diluted common stock on a post-exercise basis). To the extent the Platinum Warrant is exercised on a “net exercise” basis pursuant to its terms, a lesser aggregate number of shares would be available for issuance under the Platinum Warrant.

In response to the fourth bullet point in the Staff’s comment above, prior to filing the Registration Statement, there were no shares of Common Stock registered for resale by K Equity or any of its affiliates in prior registration statements. K Equity and its affiliates do not hold any shares of the Common Stock that were previously registered for resale, nor have they previously sold any shares of the Common Stock in registered resale transactions.  Section 2.7(b) of the Investor Rights Agreement provides that the Company will indemnify the investor from and against any and all losses, claims, damages, liabilities and expenses, arising out of or based upon any untrue or alleged untrue statement of material fact or any omission or alleged omission in any registration statement of the Company filed by the Company under which Registerable Securities (as defined in such agreement) are registered.

The Company’s relationship with K Equity is not an underwriting relationship. The length of time that K Equity (or its affiliate) has held the Platinum Warrant and the financing arrangement in which it was acquired indicate that, unlike an underwriting arrangement, the Platinum Warrant was not acquired with a view to distribution of the underlying shares of Common Stock.  K Equity will not receive a finder’s fee, commission or other payment from the Company, and the Company will not receive any proceeds from sales in connection with the offering. In addition, K Equity is not in the business of underwriting securities.  Finally, the Registration Statement will only cover 10,000,000 shares of the Common Stock, representing less than half of the total shares underlying the Platinum Warrant.  Assuming the Platinum Warrant is exercised on a cash basis with respect to the shares offered pursuant to the Prospectus, after the consummation of the offering and sale of such shares, the Platinum Warrant will entitle K Equity to purchase up to 16,848,484 shares of the Common Stock.

Based on the foregoing analysis, the Company maintains that the offering described in the Registration Statement is a secondary offering.

The Company respectfully advises the Staff that the Company is eligible to conduct a primary offering on Form S-3. At the time of filing the Registration Statement, the Company was compliant with both the Registrant and Transaction requirements of Form S-3.

Registrant Requirements (General Instruction I.A.): The Company is organized under the laws of the state of Delaware, and shares of the Common Stock were traded on the NYSE Amex at the time of filing, and as of the date of this letter, the NYSE, under the symbol “KEM.” The Company has been subject to the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and has timely filed all of its Exchange Act filings for a period of at least twelve calendar months immediately preceding the filing of the Registration Statement. Neither the Company nor any of its subsidiaries has failed to pay any dividend or sinking fund installment on preferred stock.  Additionally, neither the Company nor any of its subsidiaries has defaulted on any installment or installments on indebtedness or borrowed money or on any rental on one or more long-term leases, which default in the aggregate is material to the financial position of the Company and its subsidiaries, taken as a whole.  The Company is not a foreign issuer. The Company has filed with the commission all required electronic filings. Based on the foregoing, the Company respectfully submits that it satisfies the registrant requirements of General Instruction I.A. of Form S-3.

Transaction Requirements (General Instruction I.B.): As of October 21, 2010, the Company had 81,275,009 shares of outstanding Common Stock.  As of such date, non-affiliates held more than 90% of the outstanding shares of Common Stock. The principal market for the Common Stock of the Company at the time of filing was the NYSE Amex.  On October 19, 2010 (which is 2 days prior to the filing date of the Registration Statement), the closing price of the Common Stock of the Company on the NYSE Amex was $3.11. In accordance with General Instruction I.B.1 and the Instruction thereto, the Company calculated the aggregate market value of the Common Stock of the Company to be at least $227.5 million, which is equal to 90%

of the product of $3.11 multiplied by 81,275,009 .. We therefore respectfully submit that the Company was eligible to register primary offerings on Form S-3.

However, the Company is relying on General Instruction I.B.3, “Transactions Involving Secondary Offerings,” in its use of Form S-3 to register the shares of the Common Stock covered by the Registration Statement. As provided above, the Common Stock is traded currently traded on the NYSE, and was at the time of filing traded on the NYSE Amex. Thus, the Company should be permitted to use Form S-3 to register the resale of the Common Stock.

3.                                      Please provide us with a view toward disclosure in the prospectus, with:

•                  a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons)…the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the warrants; and

•                  copies of all agreements between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom the selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the warrants.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response:  The Company hereby respectfully advises the Staff that a description of all of the currently existing relationships and arrangements between and among the Company and the selling securityholder have been described in the section entitled “Selling Securityholder.” Descriptions of these agreements, and all other arrangements and understandings between the Company (and its predecessors, affiliates, etc.) and the selling securityholder (and its affiliates, etc.) in the past three years or that require future performance, have also been included in the Company’s filings incorporated by reference into the Registration Statement. All of the agreements between the Company and K Equity entered into during the past three years have been previously filed with the Securities and Exchange Commission (the “Commission”) as exhibits to the Company’s Annual Report on Form 10-K, filed with the Commission on May 25, 2010, which is incorporated by reference into the Registration Statement.

4.                                      Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by the selling shareholder.

Response:  The Company has revised footnote 1 to the table included in the “Selling Securityholder” section of the Prospectus on page 13 in response to the Staff’s comment.

5.                                      Please tell us whether the selling shareholder is a broker-dealer or affiliate of any broker-dealers.  A selling shareholder who is a broker-dealer must be identified in the prospectus as an underwriter.  In addition, a selling shareholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless the prospectus states, if true, that:

•                  the selling shareholder purchased the shares being registered for resale in the ordinary course of business, and

•                  at the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise as appropriate.

Response:  The Selling Stockholder has confirmed to the Company that they are not a broker-dealer or an affiliate of a broker-dealer.

Incorporation of Certain Information by Reference, page 20

6.              Please note that Form S-3 Item 12(a)(2) requires incorporation of reference of documents since the end of your last fiscal year, not merely since the date you filed your Form 10-K. Please revise accordingly.

Response:  In response to the Staff’s comment, the Company has revised page 22 to incorporate by reference all documents filed since the end of the Company’s last fiscal year.

*  *  *  *

Finally, the Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2295.

Sincerely,

/s/ H. Kurt von Moltke, P.C.

H. Kurt von Moltke, P.C.

cc:	William M. Lowe, Jr.
KEMET Corporation